FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 0-25270

BALLARD POWER SYSTEMS INC.

(Translation of registrant’s name into English)

4343 North Fraser Way,

Burnaby, BC

V5J 5J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2005	/s/ Dave Smith
Chief Financial Officer

EXHIBIT INDEX

Explanatory Note

This Form 6-K/A amends the Form 6-K furnished by Ballard Power Systems Inc. on February 16, 2005. This Form 6-K/A is being furnished to correct note 19 — Differences between Canadian and United States accounting principles and practices in the notes to the Consolidated Financial Statements submitted with the original submission of this Form 6-K.  A version prior to the final version of note 19 was inadvertently reported, which impacted the reported Canadian/US GAAP difference for long-term debt.  The long-term debt Canadian/US GAAP difference has been corrected as well as the flow-through impact on the summary tables within note 19.  The correction changes the per share loss under US GAAP by $0.01 per share to $1.43 from $1.42 per share. There are no other changes to the original submission.

This Report on Form 6-K/A replaces in its entirety the Report on Form 6-K submitted on February 16, 2005

Exhibit	Description of Exhibit

99.1	Ballard Power Systems Inc. Amended Financial Statements for the Year Ending December 31, 2004

99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the Year Ending December 31, 2004